Exhibit 99.1

HUYA Inc. Reports First Quarter 2024 Unaudited Financial Results

GUANGZHOU, China, May 13, 2024 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights1

•	Total net revenues for the first quarter of 2024 were RMB1,504.0 million (US$208.3 million), compared with RMB1,962.5 million for the same period of 2023.
•	Net income attributable to HUYA Inc. was RMB71.0 million (US$9.8 million) for the first quarter of 2024, compared with RMB39.6 million for the same period of 2023.
•	Non-GAAP net income attributable to HUYA Inc.[2] was RMB92.5 million (US$12.8 million) for the first quarter of 2024, compared with RMB85.1 million for the same period of 2023.
•	Average mobile MAUs[3] of Huya Live for the first quarter of 2024 was 82.6 million, compared with 82.1 million for the same period of 2023.

Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya, commented, “In the first quarter of 2024, strong strategic execution delivered advancements across the board as we navigated an evolving industry environment. We upgraded the Huya Live mobile application and held an array of innovative cross-platform e-sports events and operational activities, further enhancing our content influence and brand awareness. As a result, Huya Live’s average mobile MAUs grew marginally year-over-year to 82.6 million in the first quarter. Furthermore, we made encouraging progress in the commercialization of our game-related services. Rapid growth in revenues from game distribution and advertising services, as well as in-game item sales, drove our game-related services, advertising and other revenues for the first quarter to RMB243.6 million, a year-over-year increase of 137.6% and a quarter-over-quarter increase of 30.7%. Moreover, paying users4 on Huya Live increased sequentially to 4.4 million in the quarter. These improvements reflect a strong base of high-value gamer users and a potential validation of our new direction. More importantly, we are seeing that our game-related services business tends to have a higher gross margin, driving an overall profitability enhancement. As we move through 2024, we will continue to address changes in user demand and industry dynamics with upgrades across content, platform ecology, technology, products and commercialization methods, as well as deepened cooperation with industry partners and content creators. We remain dedicated to seizing opportunities and delivering future business growth.”

1 In December 2023, the Company acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million, the principal terms of which were previously disclosed. As a result of this business combination under common control, in accordance with ASC 805, Business Combinations, the Company has consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022. Accordingly, retrospective adjustments have been made to the Company’s consolidated historical financial information presented herein, reflecting the consolidation of this mobile application service provider. The Company does not believe the retrospective adjustments to the Company’s results to be material, as compared to the historical financial information previously presented. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent.

2 “Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. excluding share-based compensation expenses and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

3 Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

4 Refers to the sum of user accounts that purchased various products and services on the Company’s platform at least once during such relevant period.

Ms. Ashley Xin Wu, Huya’s Acting Co-Chief Executive Officer and Vice President of Finance, continued, “Our total net revenues for the first quarter were approximately RMB1.5 billion, with revenues from our game-related services, advertising and other businesses accounting for 16.2% of total net revenues, up from 5.2% for the same period last year. The growing revenue contribution from businesses with higher gross margins and our continued cost optimization efforts drove an increase in our gross margin to 14.7% for the first quarter. We also reduced total operating expenses by 17.8% year-over-year through further operational efficiency enhancements. Furthermore, we continued to return value to shareholders. As of the end of March 2024, we had repurchased US$48.5 million of Huya shares through our share repurchase program. We also announced a special cash dividend declaration totaling approximately US$150 million in March 2024. These initiatives are expected to return an aggregate value of nearly US$200 million to our shareholders. Going forward, we will remain focused on enhancing our financial and operational performance while building long-term shareholder value.”

First Quarter 2024 Financial Results

Total net revenues for the first quarter of 2024 were RMB1,504.0 million (US$208.3 million), compared with RMB1,962.5 million for the same period of 2023.

Live streaming revenues were RMB1,260.4 million (US$174.6 million) for the first quarter of 2024, compared with RMB1,859.9 million for the same period of 2023, primarily due to the continued soft macroeconomic and industry environment and the Company’s proactive business adjustments in support of its strategic transformation and prudent operations.

Game-related services, advertising and other revenues (formerly known as advertising and other revenues) were RMB243.6 million (US$33.7 million) for the first quarter of 2024, compared with RMB102.5 million for the same period of 2023, primarily due to increased revenues from game distribution and advertising services and in-game item sales.

Cost of revenues decreased by 24.2% to RMB1,283.5 million (US$177.8 million) for the first quarter of 2024 from RMB1,693.4 million for the same period of 2023, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 24.7% to RMB1,123.0 million (US$155.5 million) for the first quarter of 2024 from RMB1,490.4 million for the same period of 2023, primarily due to the decrease in revenue sharing fees associated with the decline in live streaming revenues, as well as lower costs related to e-sports content.

Bandwidth costs decreased by 35.8% to RMB60.3 million (US$8.3 million) for the first quarter of 2024 from RMB93.9 million for the same period of 2023, primarily due to improved bandwidth cost management, favorable pricing terms and continued technology enhancement efforts.

Gross profit was RMB220.5 million (US$30.5 million) for the first quarter of 2024, compared with RMB269.1 million for the same period of 2023. Gross margin was 14.7% for the first quarter of 2024, compared with 13.7% for the same period of 2023, primarily due to decreased revenue sharing fees and content costs as a percentage of total net revenues.

Research and development expenses decreased by 11.9% to RMB135.1 million (US$18.7 million) for the first quarter of 2024 from RMB153.4 million for the same period of 2023, primarily due to decreased share-based compensation expenses.

Sales and marketing expenses decreased by 26.2% to RMB76.2 million (US$10.6 million) for the first quarter of 2024 from RMB103.3 million for the same period of 2023, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses decreased by 18.3% to RMB60.0 million (US$8.3 million) for the first quarter of 2024 from RMB73.5 million for the same period of 2023, primarily due to decreased share-based compensation expenses.

Other income was RMB12.3 million (US$1.7 million) for the first quarter of 2024, compared with RMB4.2 million for the same period of 2023, primarily due to higher government subsidies.

Operating loss was RMB38.5 million (US$5.3 million) for the first quarter of 2024, compared with RMB56.9 million for the same period of 2023.

Interest income was RMB117.1 million (US$16.2 million) for the first quarter of 2024, compared with RMB96.4 million for the same period of 2023.

Net income attributable to HUYA Inc. was RMB71.0 million (US$9.8 million) for the first quarter of 2024, compared with RMB39.6 million for the same period of 2023.

Non-GAAP net income attributable to HUYA Inc. was RMB92.5 million (US$12.8 million) for the first quarter of 2024, compared with RMB85.1 million for the same period of 2023.

Basic and diluted net income per American depositary share (“ADS”) were each RMB0.30 (US$0.04) for the first quarter of 2024. Basic and diluted net income per ADS were each RMB0.16 for the first quarter of 2023. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were RMB0.40 (US$0.05) and RMB0.39 (US$0.05), respectively, for the first quarter of 2024. Non-GAAP basic and diluted net income per ADS were each RMB0.35 for the first quarter of 2023.

As of March 31, 2024, the Company had cash and cash equivalents, short-term deposits, short-term investment and long-term deposits of RMB9,419.8 million (US$1,304.6 million), compared with RMB9,916.4 million as of December 31, 2023.

Share Repurchase Program

On August 15, 2023, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over a 12-month period. As of March 31, 2024, the Company had repurchased 15.2 million ADSs with a total aggregate consideration of US$48.5 million under this program.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 8:00 a.m. U.S. Eastern Time on May 13, 2024 (8:00 p.m. Beijing/Hong Kong time on May 13, 2024), to review and discuss the Company's business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[5]:	https://meeting.tencent.com/dw/HQ2A15tcVgld
International:	https://voovmeeting.com/dw/HQ2A15tcVgld

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

5 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), except that the consolidated statement of changes in shareholders' equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating loss, non-GAAP net income (loss) attributable to HUYA Inc., non-GAAP net income (loss) attributable to ordinary shareholders, non-GAAP basic and diluted net income (loss) per ordinary shares, and non-GAAP basic and diluted net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net income (loss) attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, impairment of goodwill and investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses, impairment of goodwill and investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income (loss) per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income (loss) per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) impairment of goodwill and investments, and (iii) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions (net of income taxes), which have been and will continue to be significant recurring expenses in its business, and (iii) impairment of goodwill and investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company's net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results" at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Huya's strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya's goals and strategies; Huya's future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya's ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	511,973	542,122	75,083
Restricted cash	18,137	19,632	2,719
Short-term deposits	6,851,160	6,624,848	917,531
Short-term investment	-	10,000	1,385
Accounts receivable, net	64,258	74,365	10,299
Prepaid assets and amounts due from related parties, net	148,648	158,902	22,008
Prepayments and other current assets, net	556,435	645,010	89,333

Total current assets	8,150,611	8,074,879	1,118,358

Non-current assets
Long-term deposits	2,553,293	2,242,850	310,631
Investments	751,844	751,890	104,136
Goodwill	456,976	457,771	63,401
Property and equipment, net	326,765	376,244	52,109
Intangible assets, net	161,739	151,978	21,049
Right-of-use assets, net	379,006	370,832	51,360
Prepayments and other non-current assets	144,120	144,119	19,960

Total non-current assets	4,773,743	4,495,684	622,646

Total assets	12,924,354	12,570,563	1,741,004

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	14,961	35,383	4,900
Advances from customers and deferred revenue	412,257	337,500	46,743
Income taxes payable	49,914	55,943	7,748
Accrued liabilities and other current liabilities	1,474,827	1,266,372	175,391
Amounts due to related parties	177,714	134,145	18,579
Lease liabilities due within one year	31,832	32,706	4,530
Dividends payable	-	1,066,238	147,672

Total current liabilities	2,161,505	2,928,287	405,563

Non-current liabilities
Lease liabilities	48,069	41,356	5,728
Deferred tax liabilities	42,317	41,348	5,727
Deferred revenue	47,864	41,880	5,800

Total non-current liabilities	138,250	124,584	17,255

Total liabilities	2,299,755	3,052,871	422,818

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2023	2024	2024
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2023 and March 31, 2024, respectively; 82,696,852 and 77,310,723 shares issued and outstanding as of December 31, 2023 and March 31, 2024, respectively)	61	62	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2023 and March 31, 2024, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2023 and March 31, 2024, respectively)	98	98	14
Treasury shares	(206,345)	(346,576)	(48,000)
Additional paid-in capital	12,000,100	10,950,396	1,516,612
Statutory reserves	122,429	122,429	16,956
Accumulated deficit	(2,052,336)	(1,981,303)	(274,407)
Accumulated other comprehensive income	760,592	772,586	107,002

Total shareholders’ equity	10,624,599	9,517,692	1,318,186

Total liabilities and shareholders’ equity	12,924,354	12,570,563	1,741,004

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2023*	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Net revenues
Live streaming	1,859,924	1,343,463	1,260,444	174,569
Game-related services, advertising and other revenues	102,526	186,349	243,603	33,739

Total net revenues	1,962,450	1,529,812	1,504,047	208,308

Cost of revenues(1)	(1,693,380)	(1,514,602)	(1,283,502)	(177,763)

Gross profit	269,070	15,210	220,545	30,545

Operating expenses(1)
Research and development expenses	(153,362)	(137,001)	(135,106)	(18,712)
Sales and marketing expenses	(103,288)	(113,342)	(76,232)	(10,558)
General and administrative expenses	(73,464)	(100,239)	(60,032)	(8,314)

Total operating expenses	(330,114)	(350,582)	(271,370)	(37,584)

Other income, net	4,176	13,105	12,309	1,705

Operating loss	(56,868)	(322,267)	(38,516)	(5,334)

Interest income	96,372	129,480	117,052	16,212
Impairment loss of investments	-	(79,911)	-	-
Foreign currency exchange gains (losses), net	413	2,224	(2,419)	(335)

Income (loss) before income tax expenses	39,917	(270,474)	76,117	10,543

Income tax expenses	(304)	(4,497)	(5,084)	(704)

Net income (loss) attributable to HUYA Inc.	39,613	(274,971)	71,033	9,839

Net income (loss) attributable to ordinary shareholders	39,613	(274,971)	71,033	9,839

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2023*	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Net income (loss) per ADS**
—Basic	0.16	(1.14)	0.30	0.04
—Diluted	0.16	(1.14)	0.30	0.04
Net income (loss) per ordinary share
—Basic	0.16	(1.14)	0.30	0.04
—Diluted	0.16	(1.14)	0.30	0.04

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	242,786,352	240,915,572	233,157,641	233,157,641
—Diluted	246,437,853	240,915,572	236,271,702	236,271,702

*	HUYA Inc. Unaudited Condensed Consolidated Statements of Operations for three months ended March 31, 2023 have been retrospectively adjusted due to the business combination under common control as stated in the footnote 1 of this press release.
**	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Cost of revenues	8,264	(17)	4,285	593
Research and development expenses	19,940	546	7,616	1,055
Sales and marketing expenses	1,227	248	366	51
General and administrative expenses	11,262	(393)	4,268	591

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2023*	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Gross profit	269,070	15,210	220,545	30,545
Share-based compensation expenses allocated in cost of revenues	8,264	(17)	4,285	593

Non-GAAP gross profit	277,334	15,193	224,830	31,138

Operating loss	(56,868)	(322,267)	(38,516)	(5,334)
Share-based compensation expenses	40,693	384	16,535	2,290
Amortization of intangible assets from business acquisitions	5,747	5,965	5,930	821

Non-GAAP operating loss	(10,428)	(315,918)	(16,051)	(2,223)

Net income (loss) attributable to HUYA Inc.	39,613	(274,971)	71,033	9,839
Impairment loss of investments	-	79,911	-	-
Share-based compensation expenses	40,693	384	16,535	2,290
Amortization of intangible assets from business acquisitions, net of income taxes	4,770	4,951	4,922	682

Non-GAAP net income (loss) attributable to HUYA Inc.	85,076	(189,725)	92,490	12,811

Net income (loss) attributable to ordinary shareholders	39,613	(274,971)	71,033	9,839
Impairment loss of investments	-	79,911	-	-
Share-based compensation expenses	40,693	384	16,535	2,290
Amortization of intangible assets from business acquisitions, net of income taxes	4,770	4,951	4,922	682

Non-GAAP net income (loss) attributable to ordinary shareholders	85,076	(189,725)	92,490	12,811

Non-GAAP net income (loss) per ordinary share
—Basic	0.35	(0.79)	0.40	0.05
—Diluted	0.35	(0.79)	0.39	0.05

Non-GAAP net income (loss) per ADS
—Basic	0.35	(0.79)	0.40	0.05
—Diluted	0.35	(0.79)	0.39	0.05

Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
—Basic	242,786,352	240,915,572	233,157,641	233,157,641
—Diluted	246,437,853	240,915,572	236,271,702	236,271,702

*	HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results for three months ended March 31, 2023 have been retrospectively adjusted due to the business combination under common control as stated in the footnote 1 of this press release.